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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

May 12, 2010

Re:	Exxon Mobil Corporation Amendment No. 2 to Form S-4 Filed April 20, 2010 File No. 333-164620

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:  Norman W. Gholson, Attorney, Division of Corporation Finance

Dear Mr. Gholson:

Following our discussion, we are enclosing for review by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission certain changed pages of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) relating to the proposed merger involving ExxonMobil and XTO Energy. The changed pages reflect the proposed revisions to the Registration Statement in connection with the settlement of the stockholder litigation challenging the proposed merger. The changed pages have been marked to show differences from Amendment No. 2 to the Registration Statement, filed on April 20, 2010.

This letter and the enclosed changed pages are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter along with five courtesy copies of the changed pages.

Separately, XTO Energy will supplementally provide to the Staff, under separate cover and on a confidential basis, a copy of the letter that Barclays Capital proposes to execute and deliver to the XTO Energy board of directors and that, following such execution, will appear as Annex C to the proxy statement/prospectus forming part of the Registration Statement.

ExxonMobil greatly appreciates your agreement to review these materials. Please contact the undersigned at (212) 450-4089, George R. Bason, Jr. at (212) 450-4340 or Louis L. Goldberg at (212) 450-4539 should you require further information or have any questions.

United States Securities and Exchange Commission	2	May 12, 2010

Sincerely yours,

/s/ WILLIAM J. CHUDD
William J. Chudd

cc:	Roger S. Aaron, Esq., Stephen F. Arcano, Esq. and Kenneth M. Wolff, Esq. Skadden, Arps, Slate, Meagher & Flom LLP

Accounting Treatment (See Page [—]).

In accordance with accounting principles generally accepted in the United States, ExxonMobil will account for the merger as an acquisition of a business.

Rights of XTO Energy Stockholders Will Change as a Result of the Merger (See Page [—]).

XTO Energy stockholders will have different rights once they become ExxonMobil shareholders due to differences between the state corporate law applicable to, and the organizational documents of, ExxonMobil and XTO Energy. These differences are described in more detail under “Comparison of Shareholder Rights” beginning on page [—] of this proxy statement/prospectus.

Litigation Relating to the Merger (See Page [—]).

Shortly following the announcement of the merger agreement, several putative stockholder class action complaints, and one non-class complaint, were filed against various combinations of XTO Energy, the members of the XTO Energy board of directors, ExxonMobil and Merger Sub in the District Court of Tarrant County, Texas, the Court of Chancery of the State of Delaware ~~and in the state and federal courts of Texas~~, and the United States District Court for the Northern District of Texas. These lawsuits challenge the proposed merger and generally allege, among other things, that the individual members of the XTO Energy board of directors have breached their fiduciary duties owed to the public stockholders of XTO Energy by approving the proposed merger and failing to take steps to maximize the value of XTO Energy to its public stockholders; that XTO Energy, ExxonMobil and Merger Sub aided and abetted such breaches of fiduciary duties; that the merger agreement improperly favors ExxonMobil and unduly restricts XTO Energy’s ability to negotiate with rival bidders; and that the preliminary proxy statement/prospectus filed with the United States Securities and Exchange Commission, which is referred to in this proxy statement/prospectus as the SEC, on February 1, ~~2010 is~~ 2010, and the amendments thereto, are materially misleading or omissive. These lawsuits generally seek, among other things, compensatory damages, declaratory and injunctive relief concerning the alleged fiduciary breaches and injunctive relief prohibiting the defendants from consummating the merger.

On April 21, 2010, the parties to the consolidated class action pending in the District Court of Tarrant County, Texas, as well as the parties to the actions filed in the Court of Chancery of the State of Delaware and the United States District Court for the Northern District of Texas, entered into a Stipulation and Agreement of Compromise, Settlement and Release to resolve all of these actions. On April 22, 2010, the District Court of Tarrant County, Texas entered an order preliminarily approving the proposed settlement and setting forth the schedule and procedures for notice to the stockholders of XTO Energy and the court’s final review of the settlement. The court scheduled a hearing for October 1, 2010 at 1:00 p.m. CST, at which the court will consider the fairness, reasonableness and adequacy of the settlement. See “The Merger—Litigation Relating to the Merger” beginning on page [—] of this proxy statement/prospectus for more information about the settlement of the stockholder litigation challenging the merger.

•

XTO Energy may be required to pay ExxonMobil a termination fee of $900 million if the merger is terminated under certain circumstances (see “The Merger Agreement—Termination Fee Payable by XTO Energy” beginning on page [—] of this proxy statement/prospectus);

•	XTO Energy will be required to pay certain costs relating to the merger, whether or not the merger is completed;

•

the merger agreement places certain restrictions on the conduct of XTO Energy’s business prior to the completion of the merger or the termination of the merger agreement. Such restrictions, the waiver of which is subject to the consent of ExxonMobil (not to be unreasonably withheld, conditioned or delayed), may prevent XTO Energy from making certain acquisitions, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the merger (see “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page [—] of this proxy statement/prospectus for a description of the restrictive covenants applicable to XTO Energy); and

•

matters relating to the merger (including integration planning) may require substantial commitments of time and resources by XTO Energy management, which would otherwise have been devoted to other opportunities that may have been beneficial to XTO Energy as an independent company.

There can be no assurance that the risks described above will not materialize, and if any of them do, they may adversely affect XTO Energy’s business, financial results and stock price.

The shares of ExxonMobil common stock to be received by XTO Energy stockholders upon the completion of the merger will have different rights from shares of XTO Energy common stock.

Upon completion of the merger, XTO Energy stockholders will no longer be stockholders of XTO Energy, a Delaware corporation, but will instead become shareholders of ExxonMobil, a New Jersey corporation, and their rights as shareholders will be governed by New Jersey law and ExxonMobil’s restated certificate of incorporation and by-laws. New Jersey law and the terms of ExxonMobil’s restated certificate of incorporation and by-laws may be materially different than Delaware law and the terms of XTO Energy’s restated certificate of incorporation and amended and restated bylaws, which currently govern the rights of XTO Energy stockholders. Please see “Comparison of Shareholder Rights” beginning on page [—] of this proxy statement/prospectus for a discussion of the different rights associated with ExxonMobil common stock.

XTO Energy stockholders will have a significantly reduced ownership and voting interest after the merger and will exercise less influence over management.

Immediately after the completion of the merger, it is expected that former XTO Energy stockholders, who collectively own 100% of XTO Energy, will own approximately [8]% of ExxonMobil, based on the number of shares of XTO Energy and ExxonMobil common stock outstanding, on a fully diluted basis, as of ~~April 14~~ May [—], 2010. Consequently, XTO Energy stockholders will have less influence over the management and policies of ExxonMobil than they currently have over the management and policies of XTO Energy.

Multiple lawsuits have been filed against XTO Energy and ExxonMobil challenging the merger, and an adverse ruling in any such lawsuit may prevent the merger from being completed.

XTO Energy, members of the XTO Energy board of directors, ExxonMobil and Merger Sub have been named as defendants in fifteen purported class actions, and one non-class lawsuit, brought by XTO Energy stockholders challenging the merger, seeking, among other things, to enjoin ExxonMobil, XTO Energy and Merger Sub from completing the merger on the agreed terms. On April 21, 2010, XTO Energy, members of the XTO Energy board of directors, ExxonMobil and Merger Sub entered into a Stipulation and Agreement of Compromise, Settlement and Release with the various stockholder plaintiffs to settle all of these actions. See “The Merger—Litigation Relating to the Merger” beginning on page [—] of this proxy statement/prospectus for more information about the lawsuits related to the merger that have been filed.

One of the conditions to the closing of the merger is that no law, order, injunction, judgment, decree, ruling or other similar requirement shall be in effect that prohibits the completion of the merger. Accordingly, if the proposed settlement does not proceed, and, thereafter, any of the plaintiffs is successful in obtaining an injunction prohibiting the completion of the merger, then such injunction may prevent the merger from becoming effective, or from becoming effective within the expected timeframe.

The merger will likely not be accretive, and may be dilutive, to ExxonMobil’s earnings per share, which may negatively affect the market price of ExxonMobil common stock.

ExxonMobil anticipates that the merger will not be accretive, and may be dilutive, to earnings per share in the near term. This expectation is based on preliminary estimates that may materially change. In addition, future events and conditions could decrease or delay any accretion, result in dilution or cause greater dilution than is currently expected, including adverse changes in energy market conditions; commodity prices for oil, natural gas and natural gas liquids; production levels; reserve levels; operating results; competitive conditions; laws and regulations affecting the energy business; capital expenditure obligations; and general economic conditions. Any dilution of, or decrease or delay of any accretion to, ExxonMobil’s earnings per share could cause the price of ExxonMobil’s common stock to decline.

Risks relating to ExxonMobil and XTO Energy.

ExxonMobil and XTO Energy are, and following completion of the merger, ExxonMobil and XTO Energy will continue to be, subject to the risks described in (i) Part I, Item 1A in ExxonMobil’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 26, 2010 and (ii) Part I, Item 1A in XTO Energy’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 25, 2010, in each case, incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus.

Reporting Requirements

A U.S. holder that receives ExxonMobil common stock as a result of the merger will be required to retain records pertaining to the merger. In addition, each U.S. holder that owns at least five percent of XTO Energy’s common stock will be required to file with its U.S. federal income tax return for the year in which the merger takes place a statement setting forth facts relating to the merger, including:

•	the cost or other basis of such holder’s shares of XTO Energy common stock surrendered in the merger; and

•	the fair market value of the ExxonMobil common stock and the amount of cash the U.S. holder receives in the merger.

This discussion is intended to provide only a general summary of the material U.S. federal income tax consequences of the merger, and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, a holder should consult his or her tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences to that stockholder of the merger.

Accounting Treatment

The merger will be accounted for as an acquisition of a business. ExxonMobil will record net tangible and identifiable intangible assets acquired and liabilities assumed from XTO Energy at their respective fair values at the date of the completion of the merger. Any excess of the purchase price, which will equal the market value, at the date of the completion of the merger, of the ExxonMobil common stock issued as consideration for the merger, over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of ExxonMobil after completion of the merger will reflect XTO Energy’s balances and results after completion of the transaction but will not be restated retroactively to reflect the historical financial condition or results of operations of XTO Energy. The earnings of ExxonMobil following the completion of the merger will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation and amortization expense. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually, and all assets including goodwill will be tested for impairment when certain indicators are present. If in the future, ExxonMobil determines that tangible or intangible assets (including goodwill) are impaired, ExxonMobil would record an impairment charge at that time.

Listing of ExxonMobil Stock and Delisting and Deregistration of XTO Energy Stock

Application will be made to have the shares of ExxonMobil common stock to be issued in the merger approved for listing on the New York Stock Exchange, where ExxonMobil common stock is currently traded. If the merger is completed, XTO Energy common stock will no longer be listed on the New York Stock Exchange and will be deregistered under the Exchange Act.

Litigation Relating to the Merger

Beginning on December 14, 2009, several putative stockholder class action complaints, and one non-class complaint, were filed against various combinations of XTO Energy, ExxonMobil, Merger Sub and the individual members of the XTO Energy board of directors challenging the proposed merger in the ~~Texas state district court in~~ District Court of Tarrant County, Texas ~~Tarrant County~~, the Court of Chancery of the State of Delaware and the United States District Court for the Northern District of Texas.

Texas State Court

Beginning on December 14, 2009, 11 putative stockholder class action petitions were filed against various combinations of XTO Energy, ExxonMobil, Merger Sub and the individual members of the XTO Energy board of directors in the District Court of Tarrant County, Texas challenging the proposed merger and seeking declaratory, injunctive, rescissory and other equitable relief. The petitions generally alleged, among other things, that the members of the XTO Energy board of directors had breached their fiduciary duties owed to the public stockholders of XTO Energy by approving the proposed merger and failing to take steps to maximize the value of XTO Energy to its public stockholders and by engaging in self-dealing, and that XTO Energy, ExxonMobil and Merger Sub had colluded in or aided and abetted such breaches of fiduciary duties. In addition, the petitions alleged that the merger agreement improperly favors ExxonMobil and unduly restricts XTO Energy’s ability to negotiate with rival bidders. In one of the actions, the plaintiff also purported to bring a derivative action on behalf of XTO Energy against the individual members of the XTO Energy board of directors. The petitions generally sought, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the merger, imposition of constructive trusts in favor of plaintiffs and putative class members and unspecified monetary damages.

Beginning on December 16, 2009, various plaintiffs in these lawsuits filed competing motions to consolidate the suits, to appoint their counsel as interim class counsel and to compel expedited discovery. Other plaintiffs also sought regular document discovery and oral depositions from defendants and their advisors. Certain defendants filed motions to quash the discovery requests and for protective orders and in opposition to the motion to compel expedited discovery.

On January 7, 2010, Judge Bob McGrath held an initial status conference and, among other things, ordered a hearing for January 12, 2010 to discuss potential consolidation and other case management issues. On January 12, 2010, Judge McGrath held a hearing on plaintiffs’ competing motions to consolidate and for appointment of interim class counsel. Following the hearing, Judge McGrath entered orders consolidating the complaints filed as of that date under the caption In re XTO Energy Shareholder Class Action Litigation, which is referred to in this proxy statement/prospectus as the consolidated Texas state action, and designating plaintiffs’ interim co-lead counsel. Judge McGrath did not take up any of the discovery issues at the January 12, 2010 hearing.

On January 19, 2010, interim class counsel in the consolidated Texas state action filed a second amended original petition that added allegations concerning certain payments to be received by certain XTO Energy officers in connection with the merger; the remaining allegations were similar to those asserted in the previously filed complaints. The second amended original petition also purported to bring a derivative action on behalf of XTO Energy against the individual members of the XTO Energy board of directors.

On February 1, 2010, nine of the plaintiffs who had filed petitions in the District Court of Tarrant County filed notices of non-suit.

On February 5, 2010, the court entered an Agreed Confidentiality Stipulation and Protective Order governing discovery in the action. Also on February 5, 2010, the court entered an Agreed Level 3 Discovery Control Plan and Scheduling Order setting forth deadlines with respect to the filing of a consolidated petition, discovery and further motion practice, including the potential filing of a motion for temporary injunction. On February 15, 2010, the parties commenced discovery~~, which is ongoing~~.

On February 16, 2010, plaintiffs filed a consolidated petition based upon breach of fiduciary duty challenging the proposed merger. The consolidated petition realleges the fiduciary duty allegations in the earlier-filed petitions and further alleges that the XTO Energy board of directors, aided and abetted by ExxonMobil and Merger Sub, filed with the SEC, on February 1, 2010, a preliminary proxy statement/prospectus that is materially misleading or omissive. On February 25, 2010, the defendants filed special exceptions to the consolidated petition.

On April 21, 2010, the parties entered into a Stipulation and Agreement of Compromise, Settlement and Release, which, if finally approved, will resolve the consolidated class action pending in the District Court of Tarrant County, Texas (as well as the other stockholder litigation challenging the proposed merger). The terms and conditions of the proposed settlement are described more fully below under “—Settlement of Stockholder Litigation.”

Delaware Chancery Court

Beginning on December 17, 2009, two putative stockholder class action complaints were filed against XTO Energy, ExxonMobil, Merger Sub and the individual members of the XTO Energy board of directors in the Court of Chancery of the State of Delaware challenging the proposed merger and seeking monetary damages, as well as declaratory, injunctive and other equitable relief. The complaints generally alleged, among other things, that the members of the XTO Energy board of directors had breached their fiduciary duties owed to the public stockholders of XTO Energy by approving the proposed merger and failing to take steps to maximize the value of XTO Energy to its public stockholders, and that XTO Energy, ExxonMobil and Merger Sub had aided and abetted such breaches of fiduciary duties. In addition, the complaints alleged that the merger agreement improperly favors ExxonMobil and unduly restricts XTO Energy’s ability to negotiate with rival bidders. The complaints generally sought, among other things, compensatory damages and injunctive relief prohibiting the defendants from consummating the merger.

On December 22, 2009, the Court of Chancery entered an order consolidating the complaints filed as of that date under the caption In re XTO Energy Inc. Shareholders Litigation, which is referred to in this proxy statement/prospectus as the consolidated Delaware action, and designating plaintiffs’ co-lead counsel and plaintiffs’ liaison counsel. On December 29, 2009, XTO Energy and the individual members of the XTO Energy board of directors filed an answer and moved for judgment on the pleadings. On January 7, 2010, the Court of Chancery entered a scheduling order establishing a briefing schedule on that motion and staying discovery pending the resolution of that motion. On January 8, 2010, ExxonMobil and Merger Sub filed an answer and moved for judgment on the pleadings. On January 11, 2010, the Court of Chancery entered a scheduling order providing for deadlines for plaintiffs to respond to defendants’ motions for judgment on the pleadings and staying discovery pending resolution of those motions. On February 2, 2010, the court entered a scheduling order providing plaintiffs with an extension of time in which to file their responses to the pending motions for judgment on the pleadings or, in the alternative, to file an amended complaint.

On February 4, 2010, plaintiffs filed a verified consolidated amended complaint challenging the proposed merger. The verified consolidated amended complaint realleges the fiduciary duty allegations in the earlier-filed complaints and further alleges that the preliminary proxy statement/prospectus filed with the SEC on February 1, 2010 is materially misleading or omissive.

On February 5, 2010, plaintiffs filed a motion to expedite proceedings, including expedited discovery. On February 9, 2010, the parties agreed to make the schedule and content of discovery co-extensive with the discovery proceeding in the litigation pending in the District Court of Tarrant County, Texas, which plaintiffs agreed resolved their motion.

On February 15, 2010, the parties commenced discovery, which is ongoing.

On February 22, 2010, XTO Energy and the individual members of the XTO Energy board of directors filed an answer to the verified consolidated amended complaint and moved for judgment on the pleadings. On February 25, 2010, ExxonMobil and Merger Sub filed an answer to the verified consolidated amended complaint and moved for judgment on the pleadings. On March 16, 2010, the Court of Chancery entered a scheduling order setting a schedule for plaintiffs to move for leave to file a second amended complaint. On April 21, 2010, with leave of the Court of Chancery, plaintiffs filed a verified second amended complaint challenging the proposed merger.

On April 21, 2010, the parties entered into a Stipulation and Agreement of Compromise, Settlement and Release, which, if finally approved, will resolve the consolidated class action pending in the Court of Chancery of the State of Delaware (as well as the other stockholder litigation challenging the proposed merger). The terms and conditions of the proposed settlement are described more fully below under “—Settlement of Stockholder Litigation.”

Texas Federal District Court

Beginning on December 28, 2009, two putative stockholder class action complaints and one complaint on behalf of individual stockholders were filed against XTO Energy, ExxonMobil, Merger Sub and the individual members of the XTO Energy board of directors in the United States District Court for the Northern District of Texas challenging the proposed merger and generally alleging, among other things, that the members of the XTO Energy board of directors had breached their fiduciary duties owed to the public stockholders of XTO Energy by approving the proposed merger and failing to take steps to maximize the value of XTO Energy to its public stockholders, and that XTO Energy, ExxonMobil and Merger Sub had aided and abetted such breaches of fiduciary duties. The complaints generally sought, among other things, compensatory damages, declaratory and injunctive relief concerning the alleged fiduciary breaches and injunctive relief prohibiting the defendants from consummating the merger.

On January 4, 2010, a plaintiff in one of these putative class action lawsuits filed a motion to expedite discovery proceedings, which was denied on January 8, 2010. On January 16, 2010, a plaintiff in one of these putative class action lawsuits filed an amended complaint, which added a description of the ExxonMobil entities; the remaining allegations were similar to those asserted in the previously filed complaints. On February 5, 2010, plaintiffs filed an amended class action complaint challenging the proposed merger. The amended complaint realleges the fiduciary duty allegations in the earlier-filed complaints and further alleges that the XTO Energy board of directors, aided and abetted by ExxonMobil and Merger Sub, filed with the SEC, on February 1, 2010, a preliminary proxy statement/prospectus that is materially misleading or omissive.

On February 8, 2010, plaintiffs in these putative class action lawsuits moved to expedite discovery proceedings.

On February 11, 2010, a non-class shareholder complaint on behalf of several purported holders of XTO Energy common stock was filed in the United States District Court for the Northern District of Texas challenging the proposed merger. The complaint was filed on behalf of seven of the nine plaintiffs who had filed notices of non-suits in the action pending in Texas state court after their counsel was not selected interim class counsel. The complaint generally alleges, among other things, that the XTO Energy board of directors and ExxonMobil have violated sections 14(a) and 20(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder in connection with the February 1, 2010 filing of the preliminary proxy statement/prospectus with the SEC. The complaint alleges that the preliminary proxy statement/prospectus is materially misleading or omissive. The complaint generally seeks, among other things, injunctive relief prohibiting the defendants from consummating the merger unless and until they comply with sections 14(a) and 20(a) of the Exchange Act.

On February 24, 2010, the plaintiffs in the non-class shareholder action moved to expedite discovery proceedings and for a preliminary injunction.

On February 25, 2010, the district court entered orders consolidating the three cases filed in the United States District Court for the Northern District of Texas and setting a schedule for certain motion practice.

On March 1, 2010, XTO Energy and the individual members of the XTO Energy board of directors moved to dismiss or stay the lawsuits pending in the United States District Court for the Northern District of Texas, opposed plaintiffs’ motion to expedite discovery proceedings and moved to stay discovery pending resolution of threshold issues. ExxonMobil and Merger Sub joined in these motions. Plaintiffs have opposed the motion to stay the proceedings.

On March 2, 2010, the plaintiffs in the putative class actions moved for a preliminary injunction. Defendants have opposed this motion.

On March 5, 2010, XTO Energy and the individual members of the XTO Energy board of directors moved to dismiss the putative class actions for lack of subject-matter jurisdiction and for failure to state a claim for relief. ExxonMobil and Merger Sub joined in this motion and separately moved to dismiss the complaints for failure to state a claim for relief related to the aiding and abetting allegations against ExxonMobil and Merger Sub.

On March 22, 2010, XTO Energy and the individual members of the XTO Energy board of directors moved to dismiss the non-class shareholder action for failure to state a claim. ExxonMobil and Merger Sub joined this motion and separately moved to dismiss the complaint for failure to state a claim relating to the allegations against ExxonMobil and Merger Sub. Plaintiffs have opposed these motions.

On April 8, 2010, the United States District Court for the Northern District of Texas granted the defendants’ motion to dismiss the putative class actions for lack of subject-matter jurisdiction and denied the defendants’ motion to stay or dismiss the non-class shareholder action in deference to the proceedings in Texas state court and Delaware Chancery Court.

On April 15, 2010, plaintiffs in the putative class action lawsuits filed a second amended class action complaint challenging the proposed merger and attempting to re-allege subject-matter jurisdiction. The second amended class action complaint reiterates the allegations in the earlier-filed class action complaints and further alleges that Amendment No. 1 to the preliminary proxy statement/prospectus, filed by ExxonMobil on March 24, 2010, is materially misleading or omissive. On April 19, 2010, the United States District Court for the Northern District of Texas entered an order striking and un-filing the second amended class action complaint for failure to seek leave of the court.

On April 21, 2010, the parties entered into a Stipulation and Agreement of Compromise, Settlement and Release, which, if finally approved, will resolve the consolidated class action and the non-class action pending in the United States District Court for the Northern District of Texas (as well as the other stockholder litigation challenging the proposed merger). The terms and conditions of the proposed settlement are described more fully below under “—Settlement of Stockholder Litigation.”

Settlement of Stockholder Litigation

On April 21, 2010, the parties to the consolidated class action pending in the District Court of Tarrant County, Texas, as well as the parties to the two actions filed in the Court of Chancery of the State of Delaware and to the three actions filed in the United States District Court for the Northern District of Texas, entered into a Stipulation and Agreement of Compromise, Settlement and Release, which is referred to in this proxy statement/prospectus as the settlement stipulation, to resolve all of these actions.

Pursuant to the settlement stipulation, and in exchange for the releases described below, defendants have taken and will take the following actions:

•

ExxonMobil and XTO Energy have included co-lead plaintiffs’ counsel in the disclosure process, and ExxonMobil and XTO Energy have made certain supplemental disclosures that addressed issues identified by plaintiffs, which disclosures included, but were not limited to: additional information concerning the background of the negotiations leading up to the merger and the merger agreement; the business reasons for the merger; the potential strategic alternatives available to XTO Energy and considered by the XTO Energy board of directors and its advisors; the respective roles played by XTO Energy’s financial advisors; prior services performed by XTO Energy’s financial advisors for ExxonMobil; the amendment of the employment agreement between XTO Energy and

Bob R. Simpson, XTO Energy’s Chairman of the Board and Founder; and financial projections, data, inputs, methodologies and analyses underlying the financial valuation work performed by Barclays Capital as financial advisor to XTO Energy in the proposed merger; and

•

at co-lead plaintiffs’ counsels’ request, XTO Energy’s management provided Barclays Capital with documents (identified by co-lead plaintiffs’ counsel) reflecting certain XTO Energy financial data, including certain forward looking XTO Energy financial data covering limited periods and certain historical data prepared by the management of XTO Energy prior to December 13, 2009 (the date on which the merger agreement was entered into) and produced by XTO Energy in discovery in the stockholder litigation. Barclays Capital reviewed these materials and provided a letter to the XTO Energy board of directors, dated May [—], 2010, which confirms that, based upon the market, economic and other conditions as they existed on, and could be evaluated as of, the date of its written opinion (which is attached as Annex B to this proxy statement/prospectus and summarized under “—Opinion of XTO Energy’s Financial Advisor” beginning on page [—] of this proxy statement/prospectus), Barclays Capital is of the view that consideration of such XTO Energy financial data set forth in such documents would not have changed the opinion set forth in, or altered in any material respect the results of the analyses performed by Barclays Capital in rendering, the opinion set forth in Barclays Capital’s written opinion as of the date it was delivered. The full text of Barclays Capital’s letter to the XTO Energy board of directors, dated May [—], 2010, is attached as Annex C to this proxy statement/prospectus. The additional XTO Energy financial data reviewed by Barclays Capital consisted of certain XTO Energy quarterly operating statistics and preliminary estimates for the then-current fiscal year 2009, summary information regarding XTO Energy’s 2010 capital budget and limited estimated financial data covering 2010 and 2011 that was prepared by XTO Energy management as part of its regular internal business planning process, information prepared for ratings agencies presentations and other publicly available financial data prepared by third parties. Barclays Capital did not review any other information or materials or perform any other analysis in connection with this request and XTO Energy did not request that Barclays Capital deliver, nor did Barclays Capital deliver, a further fairness opinion in connection with this request. Neither Barclays Capital nor ExxonMobil were provided with this additional XTO Energy financial data prior to the entry into the merger agreement.

Pursuant to the settlement stipulation, the consolidated class action pending in the District Court of Tarrant County, Texas will be dismissed with prejudice on the merits, the plaintiffs in the actions filed in Court of Chancery of the State of Delaware and in the United States District Court for the Northern District of Texas will voluntarily dismiss those actions with prejudice, and all defendants will be released from any and all claims relating to, among other things, the merger, the merger agreement and any disclosures made in connection therewith. The settlement stipulation is subject to customary conditions, including the consummation of the merger, completion of certain confirmatory discovery, class certification and final approval by the District Court of Tarrant County, Texas, following notice to the stockholders of XTO Energy. On April 22, 2010, the District Court of Tarrant County, Texas entered an order preliminarily approving the proposed settlement and setting forth the schedule and procedures for notice to the stockholders of XTO Energy and the court’s final review of the settlement. The District Court of Tarrant County, Texas scheduled a hearing for October 1, 2010 at 1:00 p.m. CST, at which the court will consider the fairness, reasonableness and adequacy of the settlement.

The settlement will not affect the form or amount of consideration to be received by XTO Energy stockholders in the merger.

The defendants have denied and continue to deny any wrongdoing or liability with respect to all claims, events and transactions complained of in the aforementioned litigations or that they have engaged in any wrongdoing. The defendants have entered into the settlement stipulation to eliminate the uncertainty, burden, risk, expense and distraction of further litigation. The foregoing description of the settlement stipulation does not purport to be complete, and a copy of the settlement stipulation has been attached as an exhibit to the registration statement on Form S-4 filed with the SEC of which this proxy statement/prospectus forms a part.